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Exhibit 99.8

PRESS RELEASE
MAII HOLDINGS, INC. ANNOUNCES GROWTH STRATEGY

INTENDS TO INVEST IN OPERATING COMPANIES

IRVING, Texas--(BW HealthWire)--Feb. 20, 2001--MAII Holdings, Inc. (Nasdaq/NM:MAII - news), formerly Medical Alliance, Inc., today announced that its Board of Directors has approved initiating a strategy to increase shareholder value by seeking attractive operating companies for acquisition. The Company intends to evaluate companies that would benefit from an injection of capital for growth and access to the public capital markets. Currently, the Company has no plans for a dividend distribution, given its focus on pursuing an acquisition strategy.

Commenting on the announcement, Chris S. Tyler, Chairman of the Board and Chief Executive Officer, said, "In my short time at the helm, it has become clear to me that MAII Holdings is in a great position. With access to the capital markets becoming tighter and more uncertain, MAII is well positioned to add significant value to high-growth, high-quality operating companies -- opportunities that currently are limited by this tight financing environment. I believe it is a buyer's market in the area of investments and acquisitions, and I am confident that the best use of shareholder funds today is to concentrate the MAII resources and invest those resources in opportunities that create value for our shareholders through capital appreciation. We are currently looking at a number of possible transactions, and we feel that over the next six months we should experience demonstrable progress in the execution of our strategy."

On December 31, 2000, MAII Holdings, Inc., completed the sale of its medical business assets to ICN Pharmaceuticals, Inc. (NYSE: ICN - news) for cash of $14.4 million, leaving the Company with a strong balance sheet consisting of approximately $29 million in cash and approximately $2 million in liabilities.

This press release contains forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1999.